UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

006864 10 2

(CUSIP Number)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

(202) 637-5600

March 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006864 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Augusta Medical Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 16,228,403
9. Sole Dispositive Power
10. Shared Dispositive Power 16,228,403

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,228,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 92.4%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 006864 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cytyc Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 16,228,403
9. Sole Dispositive Power
10. Shared Dispositive Power 16,228,403

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,228,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 92.4%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Adeza Biomedical Corporation (the “Company”). The address of the Company’s principal executive offices is 1240 Elko Drive, Sunnyvale, California 94089.

Item 2.	Identity and Background

(a)–(c) and (f). This Schedule 13D is being filed by Cytyc Corporation, a Delaware corporation (“Parent”) and Augusta Medical Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent.

Parent is a diversified cancer and women’s health company that designs, develops, manufactures, and markets innovative and clinically effective products. Parent’s products cover a range of cancer and women’s health applications, including cervical cancer screening, treatment of excessive menstrual bleeding, radiation treatment of early-stage breast cancer, breast cancer risk assessment and radiation treatment of patients with malignant brain tumors.

Purchaser was recently formed at the direction of Parent for the purposes of effecting the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions.

The principal executive offices of Parent and Purchaser are located at 250 Campus Drive, Marlborough, Massachusetts, 01752.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Parent and Purchaser are set forth in Annex I hereto and incorporated herein by reference.

(d)–(e). During the last five years, neither Parent, nor Purchaser, nor, to the knowledge of Parent and Purchaser, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Parent and the Purchaser estimate that the total funds required to complete the Offer (as defined in Item 4 below) and the Merger (as defined in Item 4 below) will be approximately $452 million, plus any related transaction fees and expenses. The Purchaser acquired, and will in the future acquire, all funds for the purchase of shares in the Offer and for the payment of the applicable merger consideration in the Merger from Parent. The Parent obtained the funds provided to Purchaser out of cash, cash equivalents, marketable securities and Parent’s existing credit facility. On March 16, 2007, Parent borrowed $200 million under its existing credit facility.

Item 4.	Purpose of Transaction

On February 11, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Parent and Purchaser, under which Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s Common Stock (the “Shares”) for a purchase price of $24.00 per Share, net to the holders thereof, in cash (the “Offer Price”). Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, the Purchaser will be merged with and into the Company, with the Company surviving the Merger (sometimes referred to as the “surviving corporation”) as a direct wholly-owned subsidiary of Parent (the “Merger”).

The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to the complete the acquisition of the Company. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Parent will own 100% of the equity interests of the Company, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of the Company and any decrease in value of the Company.

The initial offering period of the Offer expired on March 16, 2007. On March 19, 2007, Parent issued a press release announcing the results of the Offer and that Purchaser had accepted for payment all Shares tendered in the Offer through March 16, 2007. Based on the number of Shares validly tendered and accepted for payment at the end of the initial offering period of the Offer, Purchaser acquired 15,347,000 Shares, which represented approximately 87.4% of all outstanding Shares. Based on the Offer Price, the value of such Shares purchased by Purchaser was approximately $368.3 million. Purchaser acquired the funds used by Purchaser to purchase the Shares from Parent.

On March 19, 2007, Parent also announced that Purchaser has commenced a subsequent offering period for all remaining Shares to permit the Company stockholders who have not yet tendered their Shares the opportunity to do so. This subsequent offering period will expire at 12:00 midnight, New York City time, on Friday, March 30, 2007, unless further extended. The same $24.00 per Share Offer Price will be paid during the subsequent offering period. All Shares validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the Offer. As of the date of this filing, the Purchaser has acquired an additional 881,403 Shares resulting in the Purchaser beneficially owning an aggregate of 16,228,403 Shares representing approximately 92.4% of all outstanding Shares.

Pursuant to the terms of the Merger Agreement, Parent expects to effect a merger of Purchaser with and into the Company. In the Merger, Purchaser will acquire all other Shares (other than those as to which holders properly exercise appraisal rights) at the same $24.00 per Share price, without interest and less any required withholding taxes, that was paid in the Offer. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent. Parent intends to complete the Merger as soon as practicable. As a result of the Purchaser’s ownership of more than 92.4% of the Shares, all Shares not tendered during the subsequent offering period, and not held by a holder who demands appraisal for such Shares under the Delaware General Corporation Law, will be converted into the right to receive $24.00 per Share in cash pursuant to a short form merger which will occur promptly after the expiration of the subsequent offering period. The implementation of the short form merger will not require a meeting of stockholders. The Company stockholders who continue to hold their Shares at the time of the Merger and fulfill certain other requirements of Delaware law will have appraisal rights in connection with the Merger.

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Purchaser will be entitled to elect or designate such number of directors (the “Purchaser Designees”), rounded up to the next whole number, on the Company’s board of directors (the “Board”) as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Purchaser pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of its affiliates bears to the total number of Shares then outstanding. The Merger Agreement also provides that, notwithstanding the foregoing, (i) in the event the Purchaser Designees are elected to the Board, at least three directors who were directors of the Company on February 11, 2007, the date the Merger Agreement was signed, will continue to serve on the Board until the effective time of the Merger; (ii) each of such directors must be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Stock Market Rules and eligible to serve on the Company’s audit committee under the Securities Exchange Act of 1934, as amended, and the Nasdaq Stock Market Rules; and (iii) at least one such director must be an “audit committee financial expert” as defined in Item

401(h) of Regulation S-K and the instructions thereto.

Pursuant to the Merger Agreement and effective as of 2:00 p.m. Eastern Time on March 19, 2007, (i) Andrew E. Senyei, MD, who served as a member of the Board’s Compensation Committee; Emory V. Anderson; and Kathleen D. LaPorte, who served as a member of the Board’s Nominating and Corporate Governance Committee, each resigned as directors of the Company; and (ii) the Board appointed Patrick J. Sullivan, John P. McDonough, Timothy M. Adams and Tony Kingsley, each a Purchaser Designee, as a director to serve on the Board until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Sullivan will serve as a class II director, Mr. McDonough will serve as a class I director, Mr. Adams will serve as a class III director and Mr. Kingsley will serve as a class III director. It has not yet been determined which committees of the Board to which these directors are expected to be named.

Upon consummation of the Merger, the directors of Purchaser shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. Upon consummation of the Merger, the officers of Purchaser immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended to be in the forms attached to the Merger Agreement.

After completion of the Offer and the Merger, Parent anticipates that it will seek to cause the Shares to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on Nasdaq. After completion of the Offer and the Merger, the reconstituted Company board of directors expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Parent’s business and market units. As a result of this review and integration, it is possible that Parent could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. The Purchaser and, after completion of the Offer and the Merger, the reconstituted Company board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as set forth in this Item 4, the filing persons have no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer

(a) and (b). As of the expiration of the initial offering period of the Offer on March 16, 2007, 15,347,000 shares of Common Stock of the Company had been validly tendered into the Offer, which represents approximately 87.4% of all outstanding Shares. As of March 19, 2007, Purchaser accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the initial offering period, and deposited the purchase price for such Shares with the depository for the Offer. As a result of the subsequent offering period, the Purchaser has acquired an additional 881,403 Shares resulting in the Purchaser beneficially owning an aggregate of 16,228,403 Shares representing approximately 92.4% of all outstanding Shares

Parent and Purchaser have the power to vote or direct the voting, and to dispose or direct the disposition of all 92.4% shares of Common Stock they beneficially own.

(c) Except as set forth or incorporated herein, neither Parent nor Purchaser nor, to the knowledge of Parent or

Purchaser, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Item 4 above and the information set forth therein is hereby incorporated herein by reference.

Stockholder Agreements to Tender

In connection with the Merger Agreement, certain stockholders entered into stockholder agreements, each dated as of February 11, 2007, with the Parent and the Purchaser, which we refer to as the “Stockholder Agreements (Tender).” The following summary of certain provisions of each Stockholder Agreement (Tender) is qualified in its entirety by reference to the form of Stockholder Agreement (Tender), a copy of which is filed as an exhibit hereto.

Each of Kathleen LaPorte; Sprout Capital VII, L.P.; DLJ Capital Corporation; Sprout Growth II, L.P.; DLJ First ESC, LLC; Sprout CEO Fund, L.P; Enterprise Partners V, L.P.; Andrew E. Senyei; Alison Marie Senyei Trust; Grant Drew Senyei Trust; Kelly Joanne Senyei Trust; Asset Management Associates 1984, L.P.; Asset Management Associates 1989, L.P. and Craig C. Taylor (the “Tendering Entities”), which are parties to Stockholder Agreements (Tender) has agreed to tender, or cause to be tendered in the Offer any Shares it holds or acquires after the commencement of the Offer, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer, and in any event no later than the tenth business day prior to the initial expiration date of the Offer. Each Tendering Entity has also agreed not to withdraw its Shares once tendered, or cause its Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Purchaser, or the Merger Agreement is terminated prior to the completion of the Offer, the Parent and the Purchaser are required to promptly return, and shall cause the depositary to return, all tendered Shares to the registered holders of the Shares tendered in the Offer. If the Merger is completed, each Tendering Entity has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

Each Tendering Entity agrees to vote all Shares beneficially owned or controlled by such Tendering Entity, in connection with any meeting of the Company’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•

in favor of the Merger or any other transaction pursuant to which the Parent proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which the Company’s stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or substantially all of the Company’s assets.

Each Tendering Entity shall, upon request of the Parent or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Parent or the Purchaser to be necessary or desirable to carry out the provisions of the related Stockholder Agreement (Tender).

During the term of each Stockholder Agreement (Tender), except as otherwise provided therein, the related Tendering Entity will not:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing, any or all of such Tendering Entity’s Shares or any right or interest therein, except (i) with the Parent’s or the Purchaser’s consent, or (ii) to any of its partners, provided that as a condition to such transfer, the transferee agrees that the Shares remains subject to the terms of the Stockholder Agreement (Tender);

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such

Tendering Entity’s Shares;

•	deposit any of such Tendering Entity’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•

take any other action that would in any way restrict, limit or interfere with the performance of such Tendering Entity’s obligations under the related Stockholder Agreement (Tender) or the transactions contemplated thereby.

Additionally, each Tendering Entity has agreed to notify the Parent and the Purchaser immediately if such Tendering Entity receives any proposals or a request is made of such Tendering Entity for any information or to enter or continue into negotiations or discussions with such stockholder in connection with any Acquisition Proposal (as defined in the Stockholder Agreement (Tender)). Such notice shall include, the name of the third party making such information request or Acquisition Proposal and the material terms and conditions of such Acquisition Proposal or information request. Pursuant to the Stockholder Agreement (Tender), each Tendering Entity agrees to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties with respect to any Acquisition Proposal and to will keep the Parent and the Purchaser fully informed of the status and terms of any Acquisition Proposal.

During the term of the Stockholder Agreement (Tender), each Tendering Entity agrees not to:

•	initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal;

•	enter into any agreement with respect to any Acquisition Proposal; or

•

in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any third party (other than the Parent or any of its affiliates or representatives) relating to any Acquisition Proposal.

Notwithstanding the no solicitation provisions described above, the Stockholder Agreements (Tender) do not limit the rights of any Tendering Entity (or any director, officer or employee of a Tendering Entity (or affiliate of such Tendering Entity)) who is an officer or director of the Company from, acting solely in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by fiduciary duties.

The Stockholder Agreements (Tender), and all rights and obligations of the Parent, the Purchaser and each Tendering Entity will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) the effective time of the Merger.

Stockholder Agreements Not to Tender

In connection with the Merger Agreement, certain employees of the Company entered into stockholder agreements, each dated as of February 11, 2007, with the Parent and the Purchaser, which we refer to as the “Stockholder Agreements (Non-Tender).” The following summary of certain provisions of each Stockholder Agreement (Non-Tender) is qualified in its entirety by reference to the form of Stockholder Agreement (Non-Tender), a copy of which is filed as an exhibit hereto.

Each of Emory V. Anderson, Mark D. Fischer-Colbrie, Robb Hesley, Durlin E. Hickok, Robert O. Hussa, Jerome P. Lapointe, Marian E. Sacco, Hassan Bennani, Neal Balius and Dean R. Koch (the “Non-Tendering Persons”), each of whom are parties to a Stockholder Agreement (Non-Tender), have agreed that he or she will not, without the prior written consent of the Parent, directly or indirectly, tender his or her Shares into the Offer, or enter into any agreement, transaction or arrangement that results in his or her Shares being tendered into the Offer, including during any subsequent offering period. The Non-Tendering Persons also authorized the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Non-

Tendering Person’s Shares.

During the term of the Stockholder Agreements (Non-Tender), except as otherwise provided therein, each Non-Tendering Persons will not:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing “transfers” any or all of his Shares;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of his Shares;

•	deposit any of his Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•

take any other action that would in any way restrict, limit or interfere with the performance of such Non-Tendering Person’s obligations under its Stockholder Agreement (Non-Tender) or the transactions contemplated thereby.

Each Non-Tendering Person agrees to vote all Shares that he or she beneficially owns or controls, in connection with any meeting of the Company’s stockholders or any action by written consent in lieu of a meeting of the Company’s stockholders:

•

in favor of the Merger or any other transaction pursuant to which the Parent proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which the Company’s stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or substantially all of the Company’s assets.

Each Non-Tendering Person shall, upon request of the Parent or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Parent or the Purchaser to be necessary or desirable to carry out the provisions of the related Stockholder Agreement (Non-Tender) and to vest in the Parent the power to vote the Shares held by such Non-Tendering Person. Additionally, if the Merger is completed, Each Non-Tendering Person has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

Each Stockholder Agreement (Non-Tender), and all rights and obligations of the Parent, the Purchaser and each Non-Tendering Person will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) the effective time of the Merger.

Item 7. Materials to be Filed as Exhibits.

EXHIBIT NUMBER	DESCRIPTION

1.	Agreement and Plan of Merger, dated as of February 11, 2007 by and among Cytyc Corporation, Augusta Medical Corporation and Adeza Biomedical Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K of Adeza Biomedical Corporation filed on February 12, 2007 and incorporated herein by reference).

2.	Form of Stockholder Agreement (Tender), dated as of February 11, 2007, among Cytyc Corporation, Augusta Medical Corporation, and the entities and individuals listed on Schedule I thereto, each a stockholder of Adeza Biomedical Corporation (filed as Exhibit 99(D)(2) to the Tender Offer Statement on Schedule TO of Cytyc Corporation and Augusta Medical Corporation filed on February 16, 2007 and incorporated herein by reference).

3.	Form of Stockholder Agreement (Non-Tender), dated as of February 11, 2007, among Cytyc Corporation, Augusta Medical Corporation, and certain stockholders of Adeza Biomedical Corporation (filed as Exhibit 99(D)(3) to the Tender Offer Statement on Schedule TO of Cytyc Corporation and Augusta Medical Corporation filed on February 16, 2007 and incorporated herein by reference).

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2007

Cytyc Corporation

By:	/s/ Patrick J. Sullivan
Name: Patrick J. Sullivan Title: Chairman, CEO & President

Augusta Medical Corporation

By:	/s/ Patrick J. Sullivan
Name: Patrick J. Sullivan Title: President

Annex I

Identity and Background

The current executive officers and directors of Parent and Purchaser are listed below. The address of both Parent and Purchaser is 250 Campus Drive, Marlborough, Massachusetts, 01752. The business address of each such person is 250 Campus Drive, Marlborough, Massachusetts, 01752 and each such person is a citizen of the United States.

Cytyc Corporation

Name	Position
Patrick J. Sullivan	Chairman of the Board, Chief Executive Officer and President

William McDaniel	Vice Chairman of the Board and Lead Independent Director

Daniel J. Levangie	Executive Vice President, Commercial Operations, Chief Commercial Officer and Director

Walter E. Boomer	Director

Sally W. Crawford	Director

Brock Hattox	Director

Joseph B. Martin, M.D., Ph.D.	Director

Marla S. Persky	Director

Wayne Wilson	Director

Timothy M. Adams	Senior Vice President, Chief Financial Officer and Treasurer

Tony Kingsley	Senior Vice President, President of Cytyc Diagnostic Products division

Ellen Sheets, M.D.	Senior Vice President and Chief Medical Officer

A. Suzanne Meszner-Eltrich	Senior Vice President, General Counsel and Secretary

John P. McDonough	Senior Vice President of Corporate Development, President of Cytyc Development Corporation

David P. Harding	Senior Vice President, President of Cytyc International division

Augusta Medical Corporation

Name	Position
Patrick J. Sullivan	Sole Director and President

John P. McDonough	Vice President

Timothy M. Adams	Treasurer

A. Suzanne Meszner-Eltrich	Secretary